CENTENNIAL GROWTH EQUITIES, INC.

9221 East Baseline Road, Suite 109-435

Mesa, Arizona 85209

(303) 730-7939

December 29, 2020

VIA EDGAR SUBMISSION

Mr. Jay Ingram, Legal Branch Chief

Securities Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Re:	Centennial Growth Equities, Inc. Form RW WD Withdrawal of Form RW Filed on December 23, 2020 File No. 001-56324 Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Dear Mr. Ingram:

Centennial Growth Equities, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on December 29, 2020 on Form RW (File No. 000-56324) (the “Form RW”) in respect of our Form 10-12B registration statement filed on December 3, 2020. The filing of the Form RW was made in error. The filing of the document was made under the incorrect file number and will be refiled.

Therefore, the Registrant hereby withdraws the Form RW filed on December 29, 2020 under the File No. 000-56324, by filing this RW WD.

 If you have any questions regarding this application for withdrawal, please contact our legal counsel, William B. Barnett, Esq., at (818) 424-6567.

Sincerely,

/s/ Phillip E. Ray

Chairman and President

Cc: Ms. Sherry Haywood, Staff Attorney

Mr. Martin James, Senior Advisor

Ms. Effie Simpson, Staff Accountant